                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

CLARIFICATION AS REQUESTED BY CONSOB

The company provides the following details and clarification on the decisions taken during the Board of Directors meeting held on 16 December 2010

Milan, 23 December 2010

At the request of Consob Telecom Italia provides the following details regarding the content of the press release issued following the Board of Directors meeting held on 16 December 2010.

The specific topic of interest came up under point 3 (“Communications”) of the agenda of the meeting, sub-point 3.1 (“Project Greenfield - Findings”), covered by the dossier provided to the Directors and Auditors on the same day as the convening notice, sent within the time limits as prescribed by the company bylaws. “Project Greenfield” is the code name given to the internal review mentioned in the press release of 16 December 2010.

All Board Members took part in the meeting:

-

Gabriele Galateri (Chairman of the Board of Directors)

-

Franco Bernabè (Chief Executive Officer)

-

Cesar Alierta

-

Paolo Baratta (Chairman of the Internal Control and Corporate Governance Committee;  member of the Supervisory Body ex d.lgs. n. 231/2001; independent)

-

Tarak Ben Ammar (via audioconference)

-

Roland Berger (member of the Executive Committee and of the Internal Control and Corporate Governance Committee; independent)

-

Elio Cosimo Catania (member of the Executive Committee; Chairman of the Appointment and Remuneration Committee; independent)

-

Jean Paul Fitoussi (member of the Internal Control and Corporate Governance Committee; independent)

-

Julio Linares (member of the Executive Committee)

-

Gaetano Miccichè

-

Aldo Minucci (member of the Executive Committee, of the Internal Control and Corporate Governance Committee and of the Appointment and Remuneration Committee, post he covers as per decision of the same Board Meeting of 16 December 2010)

-

Renato Pagliaro (member of the Executive Committee)

-

Mauro Sentinelli

-

Luigi Zingales (member of the Appointment and Remuneration Committee; independent)

and all the Auditors:

-

Enrico Maria Bignami (Chairman of the Board of Statutory Auditors)

-

Gianluca Ponzellini

-

Lorenzo Pozza

-

Salvatore Spiniello

-

Ferdinando Superti Furga (Chairman of the Supervisory Body ex d.lgs. n. 231/2001)

During the treatment of the specific point (and specifically during the presentation of the work carried out by the advisors) the Board Member Ben Ammar left the meeting due to previous engagements.

The Project Greenfield review was examined on the basis of:

-

a note summing up the scope and purpose of the review, enclosed with the documentation provided before the meeting;

-

ad hoc presentations of the findings of the review by Deloitte (Deloitte Financial Advisory Services S.p.A.), Studio Paul, Hastings, Janofsky & Walker (Avv. Bruno Cova) and by Bonelli, Erede, Pappalardo (Professor Franco Bonelli), handed out during the meeting.

During the meeting full reports and opinions were available to the participants, consultable at the Board of Directors secretariat.

Antonio Cattaneo of Deloitte, Bruno Cova and Professor Franco Bonelli illustrated in turn their findings and conclusions.

The presentations were followed by a discussion, with requests for clarification from the advisors, in which each of the Directors present spoke (therefore with the sole exception of Director Ben Ammar). Given the complexity of the topic and the amount of the documentation elaborated by the advisors, the CEO proposed that any decisions be postponed to a subsequent meeting. Nevertheless, bearing in mind the rumours concerning Project Greenfield already circulating in the press, the Board decided to adopt an orientation during the same meeting. About this, it then made an assessment of the costs to be borne and the likely benefits to the Company to be expected, as well as the likelihood and times of a gain.

Thus the Board of Directors, on the basis of the information available, of the advice of legal counsel, and in light of the discussion undertaken, decided not to submit to the forthcoming Shareholders’ Meeting the proposal to commence legal action against the directors in office at the time of the events reviewed. The only board member to express a contrary opinion ("his complete disagreement") was Luigi Zingales.

The Board of Directors also established that its orientation could be modified in case new information and/or new events emerged, also resulting from the ongoing judicial proceedings.

Meanwhile the decision was unanimous to make a public statement on the above resolution in a press release whose content was agreed by top management and board member Zingales.

On the request of Consob, we should point out that – after the Chairman had invited each board member to express their evaluations - the above-described orientation was taken without formal voting process.

Regarding the issues raised by Director Zingales in light of his “complete disagreement”, it has to be pointed out that initially he shared the CEO’s suggestion to postpone the discussion to a subsequent meeting. Since the discussion was not postponed, based on his evaluation of the presentation of the legal opinion, that technically allows the possibility to take legal action, Mr. Zingales declared himself in favour of legal action against the former executive directors on the basis of considerations of principle and fairness, and in view of the reputational and management costs which, in his opinion, would follow from a decision not to act.

Regarding the other issues raised by Mr. Zingales, in opening the discussion of point 3.1, the Director asked and was permitted to present his own documentary analysis of the Sparkle case, including some personal remarks and posing a number of queries. Part of the issues raised were explicitly treated by the advisors, who arrived at conclusions different to those reached independently by Director Zingales, who based his conclusion on a more limited range of documentation.

The Board took due note of the Director's report together with the opinions of the advisors. Some of the issues raised by Mr. Zingales are still to be examined and could be treated in a following meeting.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 23th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager